VIA EDGAR
December 3, 2015
Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Genesee & Wyoming Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2015
File No. 001-31456

Dear Ms. Raminpour:
This letter is in response to your correspondence dated November 16, 2015 concerning the filings listed above for Genesee & Wyoming Inc. (the “Company”). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we set forth your comments below in bold and our responses thereto.

Form 10-K for the Year Ended December 31, 2014
Note 18. Segment and Geographic Area Information, page F-45

1.
We note that the reportable segments identified in Note 18 are based on geographic areas. We also note from your disclosure on page 8 that your operations consist of freight haulage by rail as well as non-freight activities such as railcar switching, car hire and rental income, demurrage and storage, car repair services, and railroad construction. In this regard, please revise to disclose revenues from external customers for each product and service or each group of similar products and services. See guidance in ASC 280-10-50-40.

We understand the Staff’s comment in reference to the annual disclosure requirements and will revise our disclosure in the Notes to the Financial Statements in future annual filings accordingly. Please note that our presentation will be altered in our Form 10-K for the year ended December 31, 2015. As reflected in our Form 10-Q for the Quarterly Period Ended September 30, 2015, based on the significant increase in our operations in the United Kingdom (“U.K.”) and Continental Europe resulting from our acquisition of Freightliner Group Limited (“Freightliner”) on March 25, 2015, we now present our financial information as three reportable segments: North American Operations, Australian Operations and U.K./European Operations. We also now present our revenues from external customers in Management’s Discussion and Analysis grouped into the following three categories: freight revenues, freight-related revenues and all other revenues. Freight revenues are derived from the movement of freight by trains based on a per car, per container or per ton basis. Freight-related revenues are derived from providing services in facilities we do not own or where we get paid on a per train basis. The freight-related revenues category includes such similar activities as port terminal railroad operations, port switching, industrial switching, infrastructure services, as well as traction service, which is sometimes called hook and pull. The all other revenues category includes services that are not related to the movement of freight such as easement income and third-party car and locomotive repair services. The three categories capture revenues from providing similar services to external customers as described in ASC 280-10-50-40.
Form 10-Q for the Quarter Ended September 30, 2015
Note 2. Changes In Operations, page 8

2.
We note from your disclosure in Note 2 that in connection with the Freightliner acquisition, you assigned ₤360.1 million (or $536.4 million at the exchange rate on March 25, 2015) to amortizable intangible assets with a weighted average amortization period of approximately 85 years. Please tell us, and revise to disclose, the nature and amount of each major class of intangible asset, including the weighted-average amortization period by intangible asset class. See guidance in ASC 350-30-50-1.

As disclosed in Genesee & Wyoming Inc.’s Form 10-Q as of and for the period ended September 30, 2015, our initial accounting for the Freightliner acquisition was incomplete, as allowed under ASC 805-10-25-13 and 805-10-25-14. This was due in part to our ongoing assessment of fair values related to acquired intangible assets, which include Operational Infrastructure Rights with remaining contractual terms spanning up to 123 years and representing approximately 80% of the preliminary fair value assigned to the acquired intangible assets. Given ongoing efforts to identify acquired intangible assets and the potential for changes from the preliminary assignment of fair value driven by the interdependence of acquired tangible and intangible assets, providing additional disclosure under the requirements of ASC 350-30-50-1, beyond the weighted average useful life of the intangible assets included in our preliminary estimate of fair value, would have been premature as of September 30, 2015. We understand the disclosure requirements of ASC 350-30-50-1 and expect to have made sufficient progress with the identification and assignment of fair value among the acquired tangible and intangible assets in order to describe the nature and amount of each major class of intangible asset acquired in connection with the Freightliner acquisition in Genesee & Wyoming Inc.’s Form 10-K for the year ended December 31, 2015.

3.
Please revise the notes to the financial statements to include the amount of earnings related to the acquired Freightliner business since the acquisition date included in the consolidated income statement for the reporting period. See guidance in ASC 810-10-50-2(h).

We understand the disclosure requirements of ASC 810-10-50-2(h). Beginning with Genesee & Wyoming Inc.’s Form 10-K for the year ended December 31, 2015, we will revise the Notes to the Financial Statements in future filings to include the amount of income from operations related to the acquired Freightliner business since the March 25, 2015 acquisition date. Through September 30, 2015, Freightliner contributed $21.3 million of income from operations to the Company's consolidated results since the March 25, 2015 acquisition date.

* * * * *

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (203) 202-8904.

/s/ Timothy J. Gallagher
Timothy J. Gallagher
Chief Financial Officer

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